DSM Press Release

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DSM

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Heerlen (NL), 12 September 2006

DSM announces additional production capacity for Dyneema® – the world's strongest fiber™

Royal DSM N.V., the largest manufacturer of high performance polyethylene (HPPE) products in the world, today announces its decision to again invest in new production capacity for Dyneema® fiber. The new unit will be built at DSM's facility in Greenville, North Carolina (USA).

The investment will amount to several tens of millions of USD, and will bring the total number of fiber lines for the company to ten. The expansion of Dyneema® fiber capacity is a response to the continued strong demand in all its application areas. The new unit is expected to come on stream early 2008. Construction is planned to start by the end of this year.

"Investing in Dyneema® contributes to our strategy Vision 2010 – Building on Strengths," says Nico Gerardu, member of DSM's Managing Board. *"Despite the already aggressive growth of the business, demand for Dyneema® products has been larger than capacity to supply for several years in a row. Dyneema® is and remains a clear example of our ambitions in the area of market-driven growth and innovation."*

"This next expansion will help us to better serve our faithful customers," adds Christophe Dardel, President of DSM Dyneema. *"DSM will continue to further expand its global capacity for Dyneema® to maintain its global market leadership position. To our customers this will provide another example of our commitment to be the world's most reliable quality supplier of HPPE products."*

DSM Dyneema

DSM Dyneema is the inventor and manufacturer of Dyneema®, the world's strongest fiberTM. Dyneema® is a superstrong polyethylene fiber that offers maximum strength combined with minimum weight. It is up to 15 times stronger than quality steel and up to 40% stronger than aramid fibers, both on weight for weight basis. Dyneema® floats on water and is extremely durable and resistant to moisture, UV light and chemicals. The applications are therefore more or less unlimited. Dyneema® is an important component in ropes, cables and nets in the fishing, shipping and offshore industries. Dyneema® is also used in safety gloves for the metalworking industry and in fine yarns for applications in sporting goods and the medical sector. In addition, Dyneema® is also used in bullet resistant armor and clothing for police and military personnel. Dyneema® is produced in Heerlen (The Netherlands) and in Greenville, North Carolina (USA). DSM Dyneema is also a partner in a high modulus polyethylene (HMPE) manufacturing joint venture in Japan. Further information on DSM Dyneema is available at www.dyneema.com.